Exhibit 99.12
2007 Annual Results
Record production, underlying earnings, cash flow and investment
Rio Tinto 2007 Full Year Results 1

Cautonary statement
This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions. Forward looking statements
• This presentation includes forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
• Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
• Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
• Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto.
Directors’ Responsibility Statement
• The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information.
• Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (wither express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved.
• Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which such statements are based.
Rio Tinto 2007 Full Year Results 2

Volumes and prices generate record underlying earnings
$m 8,000 6,000 4,000
7,338 1,364 (403) 516 (218) (140) (163) (82) (57) (201) (309) (202) 7,443
2006 Price Fx Vols CPI Mining infl’n Freight /Demurrage Energy Other Cash Costs Non Cash Expl’n Eval’n Tech Tax / Other(1) 2007
1. Includes Alcan earnings, changes in net interest, changes in disposals of undeveloped properties and other items
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 3

Copper
High quality assets continue to deliver
$m 3538 397 (9) 309 (37) (1) (17) (8) (12) (63) (129) (489) 3479
2006 Price Fx Vols CPI Mining infl’n Freight /Demurrage Energy Other Cash Costs Non Cash Expl’n Eval’n Tech Tax/ Other 2007
• Record EBITDA
• Copper, gold and molybdenum markets remain very strong
• Refined copper and gold sales at record levels
• By product credits reduce unit cash costs to less than zero
• Record investment in exploration and evaluation of $141 m (net of tax) as projects progress
• La Granja mineralisation increased to up to 8 bn tonnes at up to 0.5% Cu equivalent*
• Other variance relates predominantly to the absence of tax benefits in 2007
“The targeted mineralisation of 4 to 8 billion tonnes at 0.45% to 0.55% copper equivalent is based on Rio Tinto’s exploration experience in the region, including drilling results and other information. The potential mineralisation is conceptual in nature — there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 4

Iron ore
An outstanding mining business
$m 2251 663 (130) 136 (43) (54) (50) (38) 30 (40) (103) 29 2651
2006 Price Fx Vols CPI Mining infl’n Freight /Demurrage Energy Other Cash Costs Non Cash Expl’n Eval’n Tech Tax/ Other 2007
• Record EBITDA and earnings
• Exceptionally strong demand outlook
- Great backdrop to ongoing price negotiations
• Record shipments from record production
• Planning to treble output through greenfield and brownfield developments
• Projects delivered on time and on budget
• Technology leadership
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 5
Source: Rio Tinto

Aluminium
Premier assets in the industry
$m 746 79 (91) 11 (37) (39) 1 (15) 21 4 (8) 1 424 1097
2006 Price Fx Vols CPI Mining infl’n Freight /Demurrage Energy Other Cash Costs Non Cash Expl’n Eval’n Tech Tax/Other Alcan 2007
• Record production and earnings
• Continued strong demand
• Recent power-related production cutbacks in China and southern Africa
• Stronger raw material costs and RMB appreciation supporting current pricing and outlook
• Alcan acquisition has transformed the Aluminium product group
• Integration progressing well with increased synergy target of $940m post-tax*
“Post tax synergy number based on a 6% interest cost
Source: Rio Tinto. “Includes nine weeks of production and earnings from Alcan.
Rio Tinto 2007 Full Year Results 6
Source: Rio Tinto

Energy
Uranium earnings treble
$m 706 176 (74) 6 (51) (9) (98) (15) (92) (4) (33) (28) 484
2006 Price Fx Vols CPI Mining infl’n Freight /Demurrage Energy Other Cash Costs Non Cash Expl’n Eval’n Tech Tax/ Other 2007
• Realised uranium prices strengthened in second half of 2007
• Plans to double uranium production by 2015
• Strong demand outlook for thermal and coking coal
• Queensland operations able to take up full port and rail allocation in today’s strong markets
• $1 billion Kestrel coking coal extension and expansion approved*
• Coal infrastructure constraints on the east coast of Australia set to ease from second half of 2008
* Subject to government approvals
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 7

Diamonds & Minerals
Investing for future growth
$m 406 45 (65) 58 (39) (36) (15) (6) 84 12 14 30 488
2006 Price Fx Vols CPI Mining infl’n Freight /Demurrage Energy Other Cash Costs Non Cash Expl’n Eval’n Tech Tax/ Other 2007
• Record earnings and production at high margin Diavik mine
• $563m approval of Diavik underground development
• Argyle underground diamond project back on track
• Stronger revenues for borates and Ti02 from growing Asian markets
• Madagascar ilmenite project is an industry leader
- First production expected end 2008
• Potash project offers entry into very strong market
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 8

Other costs include higher interest charge
$millions 2006 Selling prices Exchange rates Inflation Sales vols Costs Tax& other 2007
Other operations 33 — — — (4) 10 (24) 15
Central exploration (84) — (13) (4) — (18) 139 20
Interest (17) — — — — — (248) (265)
Other (241) — (21) (7) — (225) (32) (526)
• Other operations — absence of Kelian sale of final inventories from 2006
• Exploration — increased in greenfield programmes fully offset by divestments
• Interest charge reflects drawdown of $38 billion of debt following Alcan acquisition
• Other cost variance relates to technology, share options, corporate activity and IS&T
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 9

Record cash flow supports our investments
Cash Flow 12 8 $bn 4 0 04 05 06 07
Dividends from equity accounted units Cash flow from consolidated operations
Capital expenditure 12 8 $bn 4 0 04 05 06 07 08 F 09 F
Sustaining Brownfield Greenfield
Cash flow from consolidated operations excludes cash flows relating to capital expenditure, acquisitions & divestments, interest, tax, dividends and capitalised exploration. Data are under IFRS.
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 10

Well balanced $40 billion loan facility extending out five years
Debt is competitively priced at US LIBOR +35 bps on average
Floating USD LIBOR — each 0.5% movement in LIBOR will increase/decrease post tax annual interest cost by approximately $158m
1 Facility[1] Amount Maturity Term Loan Facility A $15 bn 364 days bullet + 1 year term extension option Revolving Credit Facility B $10 bn 3 years bullet Revolving[2] Credit Facility C $5bn 5 years bullet Term loan Facility D $10 bn 5 years + 1 day bullet
1. First utilisation of facilities was October 2007 except Facility D which was December 2007. 2. At 31 December 2007 $2.8billion of Revolving Credit Facility C had been drawn down. Source: Rio Tinto
1 Net debt of $45bn at 31.12.07 40 0/ /o times 4 3 20 2 I 0 01 02 03 04 05 06 0 07
Net debt / market capitalisation (%) Net debt to EBITDA (times)
Rio Tinto 2007 Full Year Results 11

Asset sales programme is underway Greens Creek $750 million sale announced Assets with a value of approximately $30 billion under review Likely asset sales of $15 billion or more $10 billion targeted for 2008 Formal processes underway Options for sale being explored Rio Tinto Alcan Packaging Kintyre Rio Tinto Alcan Engineered Products Rio Tinto Minerals: Borates, Talc Rio Tinto Energy America Northparkes Cortez Sweetwater
Other
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 12

Multi decade progressive dividend policy delivers higher cash returns to shareholders
200 — 150 — +25% CAGR At least +20% At least +20% >140% increase since 2005
100 —
50 — -
0 — 2005* 2006 2007 2008 2009
*2005 excludes special dividend of $1.5 billion CAGR is compound annual growth rate 2005 — 2009
Source: Rio Tinto Rio Tinto 2007 Full Year Results 13

RioTinto

Rio Tinto has an outstanding position across aluminium, iron ore and copper

	Current Position		Growth Position	
	Cost Position[a]	Industry Ranking[b]	Projects[a]	Reserves and resources[a,c,e]
Iron ore	• First quartile costs	• Number 2 in seaborne iron ore	• Conceptual pathway to over 600mtpa	• 16.6 billion tonnes • Targeted mineralisation[f] adds 28 – 41 billion tonnes
Aluminium	• Lower second quartile costs	• Leader in aluminium and bauxite with clear pathway to # 1 in alumina	• ~6% pa growth in aluminium and more than double alumina production from 2007 to 2015	• 3.3 billion tonnes • Equivalent to ~115 years production at current rate
Copper	• First quartile costs	• Number 5 with strong growth prospects	• Doubling production from 2007 to ~2015	• Interests in four of the largest undeveloped copper projects in the world

Notes:
a) Source: Rio Tinto 26 November 2007 investor seminar.
b) Based on 2006 attributable production. Source: Seaborne iron ore - Iron ore Outlook July 2007 from AME Mineral Economics. Aluminium - attributable production data from Brook Hunt, adjusted for merger and acquisition activity and calculated on the basis that Rusal includes Sual and Glencore assets; Alcoa includes 60% of AWAC; Alumina includes 40% of AWAC and 2006 data is aggregated for Rio Tinto and Alcan. Copper – attributable production data from Brook Hunt, calculated on the basis that Freeport includes Phelps Dodge and Xstrata includes Falconbridge.
c) Source: Rio Tinto annual report 2006; Rio Tinto Iron ore Pilbara media visit, 15th January, 2008
d) Iron ore on 100% basis, aluminium and copper on an attributable basis.
e) Years of equivalent production calculated as (reserves + resources) / 2007 production.
f) The targeted additional mineralisation is based on Rio Tinto's exploration and production experience in the region, including an assessment of tenure areas using surface mapping, drilling results and other information. The potential mineralisation is conceptual in nature – there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.

Rio Tinto 2007 Full Year Results 14

Delvering today, strongly positioned for growth in the future
· Record underlying earnings and cash flow
· Record production levels in many key products
· Alcan deal has created aluminium industry leader
· Record investment in organic growth options
· Outstanding pipeline of opportunities
· Proven capability to deliver
· Demand outlook excellent
· Continued focus on shareholder value
FASTER at meeting the world’s growing demand BETTER at leading and shaping our industry SMARTER at creating shareholder value
Rio Tinto 2007 Full Year Results 15

Additional informaton
Rio Tinto 2007 Full Year Results 16

Diamonds & Minerals analysis
$mGross revenue EBITDA Underlying earnings 31 Dec 07 31 Dec 06 31 Dec 0731 Dec 06 31 Dec 07 31 Dec 06
Argyle 426 345 109167 87 64
Diavik 578 460 427308 193 139
Murowa 16 33 719 3 10
Diamonds — other - - (4)(3) (3) (2)
Iron & Titanium 1,673 1,449 471428 164 152
Rio Tinto Minerals 1,228 1,174 227196 84 91
Other - - (46)(54) (40) (48)
Total 3,921 3,461 1,1911,061 488 406
Source: Rio Tinto Rio Tinto 2007 Full Year Results 17

Diamonds & Minerals analysis
$m Capital expenditure Depreciation & amortisation 31 Dec 07 31 Dec 06 31 Dec 07 31 Dec 06
Argyle 263 120 18 68
Diavik 255 133 158 109
Murowa 4 4 4 4
Diamonds — other 3 - 1 1
Iron & Titanium 494 252 119 112
Rio Tinto Minerals 71 108 82 77
Other 17 - — -
Total 1,107 617 382 371
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 18

Underlying earnings and net earnings
2007 US$m 2006 US$m Underlying earnings 7,443 7,338
Items excluded from underlying earnings Impairment (charges) less reversals (113) 44
Exchange differences and derivatives 190 14
Other, including non-recurring consequences of Alcan acquisition (208)42 Net earnings 7,312 7,438
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 19

Provisional pricing
Open shipments (million lbs) Provisional pricing effect (US$m) 31 Dec 06 30 Jun 07 31 Dec 07 FY 06 H1 07 FY 07
Escondida 217 255 226 +160 +98 +37 Freeport 37 12 11 +23 +2 +1 Northparkes/Other 70 45 33 +41 +9 -4
324 312 270 +224 +109 +34
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 20

arnings reconciliatons
Energy Resources of Australia US$m
Earnings per ERA press release (A$76m) 64
Increased amortisation of rehabilitation asset (12)
Add: Rio Tinto fair value adjustment 2
Less: Minority interests (31.6%) (18)
Other 2
Underlying earnings as reported by Rio Tinto 38
Source: Rio Tinto
Rio Tinto 2007 Full Year Results 21

Earnings reconciliatons
Palabora US$m
Earnings per Palabora press release (R722m) 102
Recognition of Secondary Tax on Companies (STC) (9)
Add interest and fx gain/loss on debt shown centrally by Rio Tinto 6
Less: minority interest (42.3%) (41)
Underlying earnings as reported by Rio Tinto 58 Coal & Allied
Earnings per Coal & Allied press release(A$110m) 92
Less: progressive rehabilitation taken to earnings for Rio Tinto (11)
Less: minority interests (24.3%) (20)
Other (2)
Add: RTCA earnings 187
RTCA underlying earnings as reported by Rio Tinto 246
Source: Rio Tinto Rio Tinto 2007 Full Year Results 22

Analysis of interest
Twelve months ended 31 December US$millions 2007 2006
Net interest per cash flow (489) (128)
Interest capitalised 122 60
Change in accruals (37) 14
Subsidiary interest per Income Statement (404) (54)
Taxation 131 18
Outside interests 8 19
Net interest charge (265) (17)
Source: Rio Tinto Rio Tinto 2007 Full Year Results 23

Variance analysis methodology
· Price = Change in commodity price x prior year sales volumes
· Exchange = (Change in exchange rates x Prior year cost of sales) + Relative movements in exchange gains and losses on working capital
· Inflation = Inflation rate x Prior year cash cost of sales
· Volume = Change in sales volumes x Current year margins
· Cost = cash cost variance + non cash cost variance + impact of energy price changes + one-off costs
— Energy = change in input price x prior year usage
— Cash cost = Change in cash unit costs x Prior year sales volumes
— Non cash cost = Change in non cash unit costs x Prior year sales volumes
Rio Tinto 2007 Full Year Results 24